July 21, 2025

Via EDGAR

Nicholas O’Leary

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

SEC LETTER TO FIRSTVITALS INC.

Issuer Response to Letter dated July 7, 2025

Regarding Offering Statement on Form 1-A filed April 4, 2025

File No 024-12598

Dear Mr. O’Leary,

On behalf of FirstVitals Inc., we submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated July 7, 2025.

1.

We note your revisions in response to prior comment 1. We also note your response in your correspondence letter filed June 30, 2025 that states "[a]s of the date of this Offering Circular, the Company has not yet developed, tested, or validated any artificial-intelligence (“AI”) software modules for use with video capsule endoscopy in either human or veterinary medicine." Please provide this disclosure here on the cover page.

Company response: The Company has added this disclosure to the cover page.

2.

Please provide balanced disclosure throughout your offering circular on your time frames for completing projects and milestones. We note your disclosure on page 2 that states "[t]he Company believes it will have a prototype available for clinical trials in late 2025." Please expand your disclosure here to discuss the type of prototype you expect to have available for clinical trials in late 2025. We further note disclosure throughout your offering circular regarding timelines, such as your disclosure on page 37 stating that "FirstVitals' operational focus over the next 12-24 months will be centered around three key areas," your disclosure that "[i]n the 12 months after successful completion of this Offering, management intends to secure an exclusive license to an FDA-cleared capsule system," and that you hope to have a formal FDA submission within 24 months of acceptable pilot results.

Company response: The Company removed the following disclosure "[t]he Company believes it will have a prototype available for clinical trials in late 2025” from page 2, and addressed the plan of development, including a prototype, at page 39 under the heading “Plan of Operations”. Further the Company added the following to page 2:

“The Company is currently reviewing alliances with other companies to develop the AI enhancements. The Company expects any future AI functionality to be developed primarily by third-party vendors or open-source frameworks under a license or work-for-hire arrangement.”

The other references to time frames are also found in the Plan of Operations at pages 38-39. This section has been rewritten to remove any references to timing:

“The Company has entered into negotiations for an exclusive worldwide territorial and licensing rights from VCE companies who have already obtained FDA 510(k) clearance for human use in the United States. The Company will pursue FDA 510(k) clearance to incorporate AI into the existing FDA 510(k) approved devices.

Upon a successful completion of this Offering, FirstVitals' operations will focus around three key areas: FDA AI clearance, market entry, and growth scaling. In furtherance of FDA AI clearance, management intends to secure an exclusive license to an FDA-cleared capsule system, finalize a statement-of-work with an external artificial-intelligence contractor, and assemble a de-identified image library that will be used to train a proof-of-concept lesion-detection model. These steps will lead to the development of an AI enhanced VCE prototype. Concurrently, the Company plans to begin a limited pilot in one gastroenterology practice and to negotiate a clinical-study agreement with a U.S. veterinary teaching hospital. These steps will inform the design of a future FDA 510(k) pre-submission covering AI integration. Upon acceptable pilot results, the Company will scale its sales and marketing resources, expand pilot enrollment to multiple clinical sites, and refine the software to meet regulatory-grade performance targets. Additional capital will fund geographic expansion and accelerated data collection, both of which are prerequisites for a formal FDA submission and for commercialization in the equine and companion-pet markets.

The Company has not executed, and is not currently a party to, any binding agreement (e.g., services agreement, clinical-study agreement, or memoranda of understanding) with any equine hospital. Management will plan to have introductory meetings with U.S. equine referral centers and the Company does not expect to negotiate definitive terms until after this Offering is completed and initial AI feasibility results are available. Subject to sufficient funding, the Company intends to assemble an initial dataset of de-identified equine and companion-animal gastrointestinal (“GI”) images in collaboration with at least one veterinary teaching hospital, engage an external AI contractor under a statement-of-work to build a proof-of-concept convolutional neural-network model for automated ulcer and bleed detection; and evaluate whether to license the resulting source code or commission further development toward a regulatory-grade product.”

As a supplement to this response, the Company has also added a new disclosure about its recent entry into a Memorandum of Understanding for development of the Company’s AI component to its VCE. Under Plan of Operations on page 41, the Company added the following language:

Memorandum of Understanding with AI Developer, Augere Medical AS

On July 17, 2025, the Company entered into a Memorandum of Understanding with Augere Medical AS, a Norwegian private limited company (“Augere”), whereby Augere would exclusively develop the AI component of the Company’s AI enhanced VCE.  Augere has significant experience in AI development for colonoscopies.  Augere has already brought to market a regulatory-approved AI enhanced device to support AI assisted polyp detection during colon cancer screening.  The parties are negotiating a definitive agreement which is conditional upon successful completion of this Offering.  The parties intend to execute a definitive agreement prior to August 31, 2025, the date the Memorandum of Understanding expires unless mutually extended.

The definitive agreement will include terms for a direct investment into Augere as well as terms for development of AI models pursuant to a Product Development Agreement and Statements of Work.  FirstVitals will make a $2,000,000 investment into Augere in return for 10% equity in Augere.  The parties have negotiated the structure of their first cost-plus-estimated-target-fee Statement of Work.  Augere will develop the AI model for Small Bowel Indication for a human video capsule.  FirstVitals will pay $1,250,000, which will include $845,000 for Direct Development Costs, $270,000 towards overhead, and $135,000 for a fixed fee.  FirstVitals will pay 50% of this upon execution of the Statement of Work, 30% on the algorithm delivery, and 20% upon submission to the FDA for 510(k) submission.  FirstVitals will own all intellectual property developed under the Statement of Work.

FirstVitals and Augere intend to maintain a partnership to improve the AI models and develop new models for other indications.  The definitive agreement will include an Annual Service and Improvement Fee (“ASF”) which will be equal to the great of (a) 18% of the cumulative Direct Development Costs associated with the Statement of Work or (b) $250,000.00 (which will be adjusted annually by the lesser of 3% or U.S. Consumer Price Index).  The ASF will cover model monitoring, periodic retraining, software patching, cybersecurity, and regulatory file maintenance.  Augere will also be entitled to a 3.5% royalty on all Net AI Revenue (defined as gross amounts actually received for AI-enabled interpretive services, less refunds, taxes, freight, and third-party billing fees).  However, this royalty will be set off by any amounts paid to Augere as the ASF.  The parties have agreed to negotiate additional tiered success-based royalties in the definitive agreement tied to new indications and accelerated commercialization.

FirstVitals will receive perpetual exclusive rights for worldwide commercialization of the human AI capsule technology, as defined in the Product Development Agreement. Rights will include all derivative and improvement technologies required for commercialization. FirstVitals will receive perpetual exclusive rights for worldwide commercialization of the veterinary markets including but not limited to companion pets, and equine AI capsule technology, as defined in the Product Development Agreement. Rights will include all derivative and improvement technologies required for commercialization.  Augere currently has an AI enhanced detection platform designed for real-time polyp detection.  FirstVitals has an option to future investment into Augere, and if the Company determines to invest as a lead investor at least 50% of the amount Augere is seeking, Augere will grant exclusive commercial rights to the US market for the Barrett’s esophagus AI model for a period of 24 months after FDA clearance with an option to extend for another 12 months upon meeting agreed-upon performance milestones.

3.

We note your revised risk factor disclosure regarding shell company status. Please expand this risk factor to discuss the consequences of your shell company status, such as the unavailability of Rule 144 for the resale of securities of shell companies.

Company response: The Company will add the following disclosure to the relevant risk factor:

As a shell company, the Company is subject to various laws, regulations and restrictions, including that it will be subject to restrictions on its use of Form S-8 to register stock that it may issue to its employees and consultants and investors will be subject to restrictions from relying on Rule 144 for the resale of your Shares, as described below.

Shell companies are prohibited from using Form S-8 to register securities under the Securities Act. If a company ceases to be a shell company, it may use Form S-8 sixty calendar days after the date on which it makes required filings with the SEC disclosing the cessation of its status as shell company, provided it has filed all reports and other materials required to be filed under the Exchange Act during the preceding 12 months (or for such shorter period that it has been required to file such reports and materials after the company files "Form 10 information," which is information that a company would be required to file in a registration statement on Form 10 if it were registering a class of securities under Section 12 of the Exchange Act. This information would normally be reported on a current report on Form 8-K reporting the completion of a transaction that caused the company to cease being a Shell Company.

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result of the designation as a shell company, the investors under this Offering are not permitted to rely on the "safe harbor" provisions of Rule 144, promulgated pursuant to the Securities Act, so as not to be considered underwriters in connection with the sale of Company securities until one year from the date that the Company ceases to be a shell company. This will likely make it more difficult for the Company to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities.

4.

We note your disclosure that states "[i]nvestors should not rely on any projection that assumes successful AI development within a specific timeframe." Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your offering circular.

Company Response: Pursuant to the response to number 2 above, the Company removed and references to timeframes and therefore the Company has also removed this disclosure.

5.

We note your new disclosure that states "[t]he overall veterinary endoscopy industry — which encompasses capsule-based diagnostics — is presently valued between $230–$300 million and is forecast to reach $500 million+ by the early 2030s, driven by rapid adoption in both equine and companion animal health sectors." Please revise this disclosure to disclose how much of this addressable market is for the equine and companion animal health sectors. If this information is not known, please note that in your disclosure.

Company response: The Company notes that this report on projected growth numbers in addressable market is not broken down by sectors of animals and the company has removed “driven by rapid adoption in bother equine and companion animal health sectors.”

6.

We note your disclosure that "FirstVitals believes that its projected market share of 10% in 5 years could represent $50M+ in revenue." Please disclose any material assumptions, limitations and methodology associated with your estimate of your projected addressable market share. Please also revise this section to balance your disclosure regarding projected market share.

Company response: The Company has determined to refrain from discussing potential market share and has removed the disclosure.

7.

We note the changes made in response to comment 9. Please revise to also include the disclosure about the accounting for the founder shares and shares issued for services in this footnote.

Company response:

The Company has amended Note E of the Financial Statements to include the following:

“A total of 6,341,625 common shares of the Company have been issued, with 6,076,000 of those shares issued to two officers, Ernest Lee and Gagan Singh, and assignees of one director, Myron Karasik, reflecting services and resources previously provided to the Company. There is a material disparity between the effective cash cost to these officers and assignees of one director compared to the proposed public offering price. The 6,076,000 common shares (collectively, “Founder Equity”) were granted on January 22, 2025, at a nominal effective cash cost of $0.001 per share in recognition of (i) an aggregate $62,000 of working-capital advances already made by the founder, and (ii) thousands of uncompensated hours devoted since September 2024 to business formation, market research, intellectual property development, strategic execution, vendor diligence, and regulatory strategy. The grant was therefore compensation for past services (“sweat equity”) and capital advances, not a dividend or other return on investment. On the same date the Company issued an additional 265,625 shares to employees and consultants for professional services rendered during the start-up phase, bringing the total shares outstanding prior to this Offering to 6,341,625.”

The Company is aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. The Company is aware that, upon qualification of the Form 1-A, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please direct any questions or comments regarding the Company’s responses to me at conn@redrocksecuritieslaw.com or 720-586-8614.

Sincerely

RED ROCK SECURITIES LAW

/s/ Conn Flanigan
Conn Flanigan